FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015
Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated December 30, 2014 of Ship Finance International Limited announcing that Seadrill Limited has exercised a purchase option for an ultra-deepwater drilling unit.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: January 5, 2015	By:	/s/ Ole B. Hjertaker
	Name: Title:	Ole B. Hjertaker Ship Finance Management AS (Principal Executive Officer)

EXHIBIT 1

SFL - Sale of the ultra-deepwater drillship "West Polaris"

Press release from Ship Finance International Limited, December 30, 2014

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that Seadrill Limited ("Seadrill") has exercised a purchase option for an ultra-deepwater drilling unit.

Ship Finance acquired the West Polaris in 2008 and it was chartered to a subsidiary of Seadrill on a long-term bareboat charter where Seadrill was granted certain purchase options, first time in 2012. The purchase option price is $456 million and the transaction will be effected as a sale of the shares in the asset-owning subsidiary.

Ship Finance will receive approximately $108 million in net cash proceeds from the sale, and we do not expect a material book impact from the transaction. The cash proceeds are expected to be reinvested in new assets, and the sale of West Polaris is not expected to impact the dividend capacity going forward.

Following this transaction, we will have two ultra-deepwater drilling rigs on charter to Seadrill, and next purchase options will be in November 2016 and February 2017 for the West Hercules and the West Taurus, respectively.

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Ole B. Hjertaker, Chief Executive Officer: +47 23114011
André Reppen, Senior Vice President: +47 23114055

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and adjusted for the sale of assets, the Company will have a fleet of 69 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 14 drybulk carriers (including one cquisition), 24 container vessels (including four newbuildings), two car carriers, six offshore supply vessels, two jack-up drilling rigs and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.